Mail Stop 4561

February 28, 2007

Alvin Estevez
Chief Executive Officer
Enigma Software Group, Inc.
2 Stamford Landing, Suite 100
Stamford, CT 06902

> **Re:** **Enigma Software Group, Inc.**
> **Amendment No. 3 to Form SB-2**
> **Filed on February 7, 2007**
> **File No. 333-136005**
>
> **Forms 10-QSB for fiscal quarters ended**
> **June 30, and September 30, 2006, as amended**
> **File No. 0-50561**

Dear Mr. Estevez:

We have reviewed your amended filings and have the following comments. Please note that all of the references to prior comments relate to our comment letter dated December 18, 2006.

Dilution, page 18

1. Please revise this section to quantify the potential dilutive effect of the Dutchess financing transaction on unaffiliated stockholders. Separately discuss the dilutive impact on the unaffiliated shareholders of the conversion by Messrs. Stark and Estevez of their preferred into common stock, also in quantified terms. Consider including illustrative examples so that shareholders have a better understanding of the "substantial dilution" to which you refer. Include a cross reference to the table on page 47 showing the combined effect of the debenture conversions and preferred stock conversions or independent shareholders.

Executive Compensation, page 39

2. We note that you have not updated your disclosure to comply with the Commission's new executive compensation and related person disclosure rules. See generally Release No. 33-8732A (September 8, 2006). In light of the fact that this registration statement is being pre-effectively amended after December 15, 2006 and your fiscal year end was December 31, 2006, please revise your executive compensation disclosure in your prospectus to comply with the newly

adopted executive compensation and related person disclosure rules for your most recent fiscal year. See Section VII. of Release No. 33-8732A (September 8, 2006).

Certain Relationships and Related Transactions, page 42

3. Please refer to prior comment 5. Please include disclosure consistent with your response indicating why the "anti-dilution" protection was afforded only to Messrs. Stark and Estevez and explaining why the board of directors concluded that doing so was in the best interests of the company.

Description of Securities, page 44

4. We reissue prior comment 7 in part. While we note the revised table, we were unable to locate a revised, readily understandable description of the provision whereby the conversion rate of the preferred stock will be reduced so that it equals the weighted average conversion rate of the debentures. Your description should be in ordinary terms that explain the economic purpose and effect of the arrangement, not a recitation of terms in a legal document. Please advise or revise.

Financial Statements

5. Please revise your filing to include updated financial statements and related consents. See Item 310(g) of Regulation S-B.

Interim Financial Statements – September 30, 2006

Note A – Basis of Presentation and Restatement, page F-5

[2] Restatement, page F-5

6. We note the disclosure indicating that the restatement relates to your accounting for stock options under SFAS 123(R). Describe for us, in reasonable detail, your accounting before and after the restatement. Also, explain your basis for concluding that your prior accounting was incorrect and that your current accounting is appropriate.

Note E – Selected Significant Accounting Policies, page F-9

[3] Stock-based compensation expense, page F-10

7. We note your response to prior comment number 11 and your revised disclosures on page F-10. The disclosure that "compensation costs associated with stock

options that were unvested at December 31, 2005, and which vested in 2006 were expensed in the first quarter of 2006" appears to indicate that compensation costs are being recognized over a time period other than the service period. Please explain to us, in reasonable detail, how you are recognizing compensation expense under SFAS 123(R), including those options that were unvested as of December 31, 2005. As part of your response, tell us how your accounting complies with paragraph 39 of SFAS 123(R), which requires that compensation cost be recognized over the employee's service period, which is often the vesting period.

Legality Opinion

8. We note that the opinion is given as of the date of July 25, 2006. Prior to submitting a request for acceleration of the effective date, please file an updated legality opinion so it speaks as of a date immediately prior to the desired effective date.

Forms 10-QSB for fiscal quarters ended June 30, and September 30, 2006, as amended

Evaluation of Disclosure Controls and Procedures

9. You state that a material weakness existed in the company's internal controls as of September 30, 2006 and that the company's disclosure controls and procedures were not effective at September 30, 2006. You state also that management believes that the current employees are capable of following your disclosure controls and procedures effectively. Tell us why you believe such a statement is meaningful to investors. In particular, if the disclosure controls and procedures and internal control over financial reporting were ineffective, explain why the ability of current employees to follow ineffective disclosure controls and procedures and internal control over financial reporting is of significance.

10. We note your statement at the end of this section that the "deficiencies and weaknesses have since been corrected." Please clarify whether management considered the material weakness in its internal control over financial reporting to have been remedied and whether management considers the company's disclosure controls and procedures to have been effectively addressed as well. If such a conclusion was reached, state when you did so. Your disclosure in response to Item 308(b) should identify the steps taken to address the material weakness and identify the time period during which such steps were taken. To the extent the measures taken involved material costs, those costs should be disclosed. Note that to the extent any measures were taken prior to June 30, 2006, disclosure in the Form 10-QSB for the fiscal quarter ended June 30, 2006 would be warranted.

11. Regarding your conclusion that the disclosure controls and procedures were not effective, we note that you did not attribute the ineffectiveness conclusions to the chief executive and financial officers. Rather, you state that the evaluation was conducted "under the supervision and with the participation of our CEO and CFO" and that based upon that evaluation "we have concluded" that the disclosure controls and procedures were not effective. Please revise your disclosure to conform to Item 307 of Regulation S-B, which requires you to disclose the conclusions of your principal executive and principal financial officers regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report.

Changes in Internal Control over Financial Reporting

12. Your disclosure does not conform to the requirements of Item 308(b) and will require significant revision. Consistent with our comment above, please include a discussion of the changes to your internal control over financial reporting that occurred during the quarter ended September 30, 2006 that materially affected or were reasonably likely to materially affect your internal control over financial reporting. In this regard, your statement that there were no such changes "other than those weaknesses identified in Item 3A above" is confusing. The changes described in this section are not the weaknesses you identify but rather the measures instituted to address those weaknesses. Provide similar revised disclosure in the Form 10-QSB for the quarter ended June 30, 2006, to the extent material changes to internal control over financial reporting occurred during that quarter.

13. The disclosure in this section relates to changes that occurred "during the small business issuer's last fiscal quarter." See Item 308(b) of Regulation S-B. You state that there were "no changes in your internal controls over financial reporting that could have <u>significantly</u> affected those controls <u>subsequent to the date of the evaluation</u> referred to in the previous paragraph" (emphasis added). Please revise this statement to refer to those change that occurred during your last fiscal quarter, or in the case of the September 30, 2006 Form 10-QSB, during the quarter ended September 30, 2006. Furthermore, please note that the item requires you to discuss any changes to your internal control over financial reporting that has materially affected or is reasonably likely to materially affect your internal control over financial reporting. Thus please delete all references to "significant" changes.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information.

Alvin Estevez
Enigma Software Group, Inc.
February 28, 2007
Page 5

Detailed cover letters greatly facilitate our review. We may have additional comments based on reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Christine Davis at 202-551-3408 or Brad Skinner, Senior Assistant Chief Accountant, at 202-551-3489 if you have questions regarding comments on the financial statements and related matters. Please address all other comments to Maryse Mills-Apenteng at 202-551-3457 or, in her absence, to the undersigned at 202-551-3462. If still require further assistance, please contact Barbara C. Jacobs, Assistant Director, at 202-551-3730.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

cc: Via facsimile: 212-536-3901
        Uche D. Ndumele, Esq.
        Kirkpatrick & Lockhart Nicholson Graham